Mail Stop 6010

May 25, 2007

David H. Gransee
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, Michigan 48393

       Re: Veri-Tek International, Corp.
              Amendment No. 2 Registration Statement on Form S-3 and
              Documents Incorporated by Reference Therein
              Filed May 17, 2007
              File No. 333-139576

Dear Mr. Gransee:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 2 to Form S-3 Filed on May 17, 2007

Incorporation of Certain Documents by Reference, page 16

1.   Please revise this section to include your quarterly report on Form 10-Q for the Quarter Ended March 31, 2007 in order to comply with Rule 3-12 of Regulation S-X.

Amendment 1 to Form 10-K for the Year Ended December 31, 2006

Explanatory Note, page 2

2.   We note your statements that the "SEC has requested certain changes be made to
        the original filing." We note similar disclosures within your Amended Form 8-K
        dated April 26, 2007, Amended Form 10-K for the Year Ended December 31,
        2005, and Amended Form 10-Q for the Quarter Ended September 30, 2006. We
        do not believe it is inappropriate to disclaim responsibility for the revised
        disclosures. Please revise these filings to remove this qualifying language.

Index to Financial Statements, page 39

Note 17. Acquisitions, page 64

3.   Please refer to prior comment 3 from our letter dated April 25, 2007. We note
        from your response that your discussion primarily relates to the patented
        technology that you acquired as part of the Manitex acquisition. Please tell us
        how the amount of the purchase price related to this acquisition that you allocated
        to unpatented technology including technological know-how. Explain how the
        unpatented technology meets the definition of an intangible asset as outlined in
        paragraph 39 of SFAS 141. Within your discussion, please identify the products
        that were feasible at the date of the acquisition that relate to this unpatented
        technology.

Form10-Q for the Quarter Ended March 31, 2007

Consolidated Statement of Cash Flows, page 5

4.   We believe your presentation of cash flows related to discontinued operations is
        inconsistent with SFAS 95 since your use of the indirect method of determining
        cash flows from operating activities begins with net income (loss) from
        continuing operations rather than net income (loss) as required by paragraph 28 of
        SFAS 95. Please revise or advise.

Note 4. Discontinued Operations, page 9

5.   We note here and throughout the filing that on March 29, 2007, your Board of
        Directors approved a plan to sell the assets of your Testing and Assembly
        segment and as a result, you have presented this segment as a discontinued
        operation. Please revise this filing to address the following:

        • Explain in detail how you meet the criteria outlined in paragraph 42 of SFAS
          144 to present this as a discontinued operation and assets held for sale.

- Provide details of the disposal plan approved by the Board.

- Clarify whether you have identified a buyer for these assets and the material terms of any agreement in connection with the disposal of this asset group.

- If the disposal plan involves a related party, please disclose that fact.

Note 15. Transactions between the Company and Related Parties, page 19

6.   We note your disclosures related to the reduction of the GT Distribution during the quarter ended March 31, 2007. Please tell us and revise your filing to explain the nature of this transaction and disclose why you reduced this receivable with offsetting journal entries to inventory and accounts payable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results for the three months ended March 31, 2007 compared to pro forma, unaudited results for the three months ended March 31, 2006, page 22

7.   Please revise to remove the non-GAAP discussion of "pro forma unaudited results" for the three months ended March 31, 2006. While such disclosure may be helpful in describing operating results from period to period, it removes focus from the GAAP results and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes. Refer to Item 303 (b)(2) of Regulation S-K.

Form 8-K dated May 16, 2007

8.   We note your discussion of pro forma net loss and net loss per share related to your first quarter of 2006. In future filings, please provide all of the disclosures required by Regulation G, Item 10(e) of Regulation S-K, and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented.

9.   We note that you refer to certain non-GAAP information as "pro forma". The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please tell us why you believe it is appropriate to use the "pro forma" terminology here, or otherwise revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your responses and any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and any amendments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with any other questions.

Sincerely,

Kevin Vaughn
Accounting Branch Chief

cc (via fax):   Patrick Daugherty, Esq.
                 Carolyn Long, Esq.